Exhibit 99.1

Caledonia Mining Corporation Plc
Revised Production and Earnings Guidance for 2017

St Helier, 9 May 2017 – Caledonia Mining Corporation Plc ("Caledonia" or the "Company") reduces production guidance for 2017 from approximately 60,000 ounces of gold to a range of between 52,000 ounces and 57,000 ounces of gold.  As a result of the reduced production guidance, earnings guidance for 2017 is also reduced from approximately 34 cents to between 24 and 31 cents per share, assuming a gold price of $1,275 per ounce for the remainder of 2017.

Notwithstanding the improvements in underground tramming capacity that were completed in June 2016 and the two extra silos and the extra loop around 4 shaft which have been operational since the end of Q1 2017, Blanket has not been able to transport the volume of material that is necessary to achieve the target of 60,000 ounces of gold in 2017 whilst maintaining the rate of capital development that is necessary to achieve future production goals of 80,000 ounces per year by 2021.  Management has therefore concluded that, in the long term interests of the business, 2017 production tonnage target should be reduced so that the required development can be done, thereby safeguarding future production.

Management continues to evaluate measures to improve underground tramming logistics in an effort to minimize the impact on 2017 production and will update the market as appropriate.

The revised production guidance has no effect on Blanket's longer term production guidance of approximately 80,000 ounces by 2021.  The main factors in achieving the target of 80,000 ounces are the completion of the Central Shaft from surface to 1,080 metres below surface and development below 750 m level.  The Central Shaft has now reached the 750 level and is on schedule to be completed by the fourth quarter of 2018.

The revised production guidance reflects an increase of between 4 per cent and 14 per cent on the 50,351 ounces of gold produced in 2016.   The revised earnings guidance of 24 to 31 cents per share compares to adjusted earnings per share of 21.4 cents which was achieved in 2016.

It is not expected that the revised production guidance will have any effect on Caledonia's dividend, which is currently 1.375 US cents per quarter (5.5 cents per annum on an annualized basis) nor Blanket's ability to generate sufficient funds to finance the completion of the Central Shaft project.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 or +27 11 447 2499 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Nick Prowting	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204

Head and Registered Office: Caledonia Mining Corporation Plc
3rd Floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF
info@caledoniamining.com  |  | www.caledoniamining.com

Note:  This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.